Exhibit 99.1

XP INC. AND BANCO MODAL JOIN FORCES TO ACCELERATE

DISRUPTION IN THE BRAZILIAN FINANCIAL INDUSTRY

São Paulo, Brazil, January 7, 2022 – XP Inc. (Nasdaq: XP), a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil, announced today the signing of a binding agreement (“Binding Agreement”) to merge up to 100% of Banco Modal S.A. (B3: MODL11) (“Banco Modal”), which will be paid with up to 19.5 million newly issued XP Inc. Class A shares or Brazilian Depositary Receipts (BDR), implying a premium of 35% over Banco Modal’s last thirty days average price¹.

The parties agreed to implement the transaction through a corporate reorganization that would result in the merger by one of XP Inc.’s subsidiaries, of up to 100% of Banco Modal’s capital stock. If Banco Modal fails to obtain the necessary consents to implement such reorganization, including the approval of its minority shareholders, XP Inc. will merge 55.7% of Banco Modal’s share capital from its controlling shareholder in a stock for stock transaction and will grant the right for all the minority shareholders of Banco Modal to sell its equity participation for the same consideration.

Transaction Rationale

XP Inc. and Banco Modal, which together still represent a small portion of their markets, will accelerate the ongoing disruption process of the Brazilian financial industry, characterized by its high growth potential and the presence of few dominant players. As a reference, on last September, XP and Modal together had 3.8 million active clients, while the five main Brazilian banks combined had 457 million total banking relationships and 175 million credit relationships, not eliminating double-counting². In terms of Net Revenues over the last twelve months, as of September 2021, XP and Modal totaled R$11.8 billion versus R$427 billion generated by the five banks³.

The companies share the common goal of exceeding clients’ expectations and democratizing access to high quality and low-cost financial products and services, as well as a meritocratic and partnership driven mindset towards people and talent. Given the complementary value proposition of XP Inc.´s and Banco Modal´s ecosystems and several value creation levers (such as relevant and numerous revenue synergies, as well as data usage), the combination is expected to deliver solid and sustainable accretion to the shareholders of both companies.

XP Inc.’s CFO Bruno Constantino noted, “XP’s ecosystem has already demonstrated its cross-sell capabilities. Given the immaterial overlap between XP and Modal’s clients, we expect that interesting revenue synergies and client experience enhancements will be captured. Furthermore, with increased scale and pricing power, we will strengthen our purpose of better serving our clients with great products at lower prices, as we recently did with online brokerage fees”.

Banco Modal has a long history within the Brazilian financial industry. Over the past years, it has developed an open and tech-enabled investment platform, integrated with full-banking capabilities to complement its existing Investment Banking and Institutional businesses. This disruptive ecosystem encompasses a complete digital experience for end consumers (B2C and B2B) and also business partners (B2B2C) looking for an integrated, white label financial services solution (Modal as a Service) which will be reinforced by the integration with XP’s ecosystem and contribute to accelerate XP Bank’s offering.

XP Inc. CEO Thiago Maffra noted, “Brazil has one of the most concentrated financial sectors globally and together we’ll be able to be even more competitive against the traditional banks. Our priority is to constantly improve the value proposition for Brazilian consumers”. He complemented: “Having Cristiano, who will be a member of our Executive Committee, and all Modal partners and employees joining XP’s big dream is only possible because of a strong cultural alignment and long-term view”.

Banco Modal CEO Cristiano Ayres commented, “Partnering with XP is an important milestone for Modal, its clients, partners, employees and shareholders. All we have envisioned for Modal will now become bigger and move even faster with XP, and this would not be possible without a clear cultural alignment from the beginning, as we share the entrepreneurial and client-centric DNA and the legitimate vision that the financial market should be more connected to people´s daily lives, with a hyper-personalized and accessible experience for our clients. We are truly confident about the complementarity of our business models and the growth opportunities and profitability we can achieve together in the long-term”.

Finally, it is worth highlighting that Banco Modal will remain independent and segregated, despite entering XP’s ecosystem and accessing its infrastructure, know-how and technology. Current partners and executives will be aligned to our long-term objectives and continue to manage Banco Modal as an open and independent financial ecosystem, seeking to offer the best experience to its clients.

¹ Ratio of 19.5 million XP Inc. shares value (30-day average) and Modal’s total market capitalization (30-day average)

² Brazilian Central Bank, September 2021

³ Net Interest Income + Fee Income

Approvals

The implementation of the transaction is conditioned upon, among other things: (i) the effectiveness by the SEC of XP Inc.'s registration statement on Form F-4 in respect of its class A common shares to be issued to Banco Modal shareholders; (ii) prior approvals by the Brazilian antitrust authority (CADE) and by the Brazilian Central Bank (BACEN); and (iii) approval by the Banco Modal shareholders, including a majority of its preferred shareholders and free float shareholders.

About XP

XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 800 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

No Offer or Solicitation

This communication is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction involving XP Inc. and Banco Modal S.A. In connection with the proposed transaction, XP will file relevant materials with the United States Securities and Exchange Commission (“SEC”), including a registration statement on Form F-4. The Form F-4 will contain a prospectus of XP for the shares of XP to be issued pursuant to the proposed transaction and other documents. XP also plans to file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any registration statement, prospectus or other documents that XP may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 and the prospectus as well as other filings containing information about XP and the proposed transaction will be available without charge at the SEC’s Internet site (www.sec.gov).

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control.

XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

André Martins

Antonio Guimarães

Marina Montemor

Investor Contact: ir@xpi.com.br

IR Website: investors.xpinc.com/en/